EXHIBIT 99.12

CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

The Board of Directors

Paramount Energy Operating Corp., as Administrator of

Paramount Energy Trust

We hereby consent to the reference to us in this Annual Report on Form 40-F of Paramount Energy Trust and to the incorporation by reference herein of our report dated March 16, 2004.

March 24, 2005 Calgary, Alberta	(signed) McDaniel & Associates Consultants Ltd.